                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                   SCHEDULE TO
                                 (RULE 14D-100)

        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 3

                         Century Business Services, Inc.
                         -------------------------------
                       (Name of Subject Company (Issuer))

                         Century Business Services, Inc.
                         -------------------------------
                        (Name of Filing Person (Offeror))

                     Common Stock, Par Value $0.01 Per Share
                     ---------------------------------------
                           (Title of Class Securities)

                                    156490104
                      -------------------------------------
                      (CUSIP Number of Class of Securities)

                               Michael W. Gleespen
                     Corporate Secretary and General Counsel
                         Century Business Services, Inc.
                           6050 Oak Tree Blvd., South
                                    Suite 500
                              Cleveland, Ohio 44131
                                 (216) 447-9000
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                 With a copy to:

                              Paul A. Belvin, Esq.
                       Akin Gump Strauss Hauer & Feld LLP
                         1333 New Hampshire Avenue, N.W.
                             Washington, D.C. 20036
                                 (202) 887-4000

                            CALCULATION OF FILING FEE
 -------------------------------------------------------------------------------
         Transaction Valuation*                     Amount of Filing Fee
 -------------------------------------------------------------------------------
              $37,500,000                                $4,751.25
 -------------------------------------------------------------------------------

* For purposes of calculating the filing fee only, this amount is based on the purchase of 7,500,000 outstanding shares of Common Stock at the tender offer price of $5.00 per share.

[X]  Check the box if any part of the fee is offset as provided by Rule 0-11 (a)
     (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $4,751.25          Filing Party: Century Business
                       ----------------                    Services, Inc.
                                                           --------------------

Form or Registration No.:  Schedule TO       Date Filed:   March 4, 2004
                         --------------                    -----------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.
[X]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]


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         This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "Commission") on March 4, 2004, as amended by Amendment No. 1 thereto filed with the Commission on March 18, 2004 and Amendment No. 2 thereto filed with the Commission on April 2, 2004 (the "Schedule TO") by Century Business Services, Inc., a Delaware corporation (the "Company"), in connection with the offer by the Company to purchase up to 7,500,000 shares of its common stock, par value $0.01 per share (the "Shares"), at a price of $5.00 per Share, net to the seller in cash, without interest and subject to the terms and conditions set forth in the Offer to Purchase, dated March 4, 2004 (the "Offer to Purchase"), and the related Letter of Transmittal (the "Letter of Transmittal"), which together, as each may be amended or supplemented from time to time, constitute the "Offer" and which are appended to and filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. Capitalized terms used herein but not otherwise defined have the meaning ascribed to such terms in the Offer to Purchase.

ITEM 11. ADDITIONAL INFORMATION

         Item 11 is hereby amended and supplemented by adding the following information:

         On April 8, 2004, the Company issued a press release announcing the final results of the Offer, which expired on April 1, 2004. A copy of the press release is filed as Exhibit (a)(5)(viii) to the Schedule TO and is incorporated herein by reference.

ITEM 12. EXHIBITS

         Item 12 is hereby amended and supplemented to add thereto the following:

EXHIBIT NUMBER             DESCRIPTION
--------------             -----------
(a)(5)(viii)               Press release dated April 8, 2004.




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                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          CENTURY BUSINESS SERVICES, INC.




                                          By:    /s/ Michael W. Gleespen
                                              ---------------------------------
                                          Name: Michael W. Gleespen
                                          Title: Corporate Secretary and
                                                 General Counsel

Dated:  April 8, 2004